14041218

7/18/14

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 1 2014
DIVISION OF TRADING & MARKETS

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Headlands Global Markets, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

155 North Wacker Drive, Suite 1980
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil Fitzpatrick (312)601-8643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

DD 7/18/14

I, Neil Fitzpatrick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Headlands Global Markets, LLC, as of December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

Official Seal
Linda M Darling
Notary Public State of Illinois
My Commission Expires 04/30/2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1402-1202353

Headlands Global Markets, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Member
Headlands Global Markets, LLC

We have audited the accompanying financial statements of Headlands Global Markets, LLC, (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Headlands Global Markets, LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 24, 2014
Chicago, Illinois

Headlands Global Markets, LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 1,157,118
Other assets	6,108
Total assets	$ 1,163,226
Liabilities and member's capital	
Liabilities:	
Payable to Parent	$ 96,921
Payable to affiliate	63,814
Accrued expenses	5,787
Total liabilities	166,522
Member's capital	996,704
Total liabilities and member's capital	$ 1,163,226

See accompanying notes.

Headlands Global Markets, LLC

Statement of Operations

Year ended December 31, 2013

Revenues:	
Interest	$ 1,195
Total revenues	1,195
Expenses:	
Professional fees	25,000
Employee compensation and benefits	34,500
General and administrative	23,477
Occupancy	9,900
Other operating expenses	8,255
Total expenses	101,132
Net loss	$ (99,937)

See accompanying notes.

Headlands Global Markets, LLC

Statement of Changes in Member's Capital

Year ended December 31, 2013

Balance at January 1, 2013	$	146,641
Contribution from Parent		950,000
Net loss		(99,937)
Balance at December 31, 2013	$	996,704

See accompanying notes.

Headlands Global Markets, LLC

Statement of Cash Flows

Year ended December 31, 2013

Operating activities		
Net loss	$	(99,937)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase (decrease) in:		
Other assets		1,232
Payable to Parent		60,242
Payable to affiliate		34,500
Accrued expenses		(23,213)
Net cash used in operating activities		(27,176)
Financing activities		
Contribution from Parent		950,000
Net cash provided by financing activities		950,000
Net increase in cash and cash equivalents		922,824
Cash and cash equivalents at January 1, 2013		234,294
Cash and cash equivalents at December 31, 2013	$	1,157,118

See accompanying notes.

1. Organization and Nature of Operations

Headlands Global Markets, LLC (the Company) is a wholly owned subsidiary of Headlands Holdings, LLC (the Parent). The Company was formed to operate as a market maker in securities quoted and traded on the Nasdaq Stock Market and the over-the-counter market for NYSE, NYSE Amex Equities, and NYSE Arca listed securities. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). As of December 31, 2013, the Company had not conducted any brokerage operations, and activity was limited to funding from the Parent, as well as incurring certain administrative costs. The Parent will also fund the Company when it commences its brokerage operations in order to maintain sufficient regulatory capital.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Interest Income

Interest income consists primarily of interest earned on bank deposits.

Cash and Cash Equivalents

Cash and cash equivalents includes amounts due from banks in both non-interest bearing and interest bearing accounts. At December 31, 2013, all cash amounts are held at one major financial institution.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income becomes taxable to the respective members of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months. To the extent the Company recognizes interest and penalties related to unrecognized tax benefits, they are recorded as income tax expense in the statement of operations.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000, as defined. At December 31, 2013, the Company had net capital of $990,596, and required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 16.81 to 1.

Capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

4. Related-Party Transactions

The Company receives administrative support from the Parent and an affiliate, including office, facilities, and personnel support. The Parent (or an affiliate) pays certain of the Company's expenses and the Company reimburses the Parent (or affiliate) in accordance with the Expense Agreement between the Company and the Parent. At December 31, 2013, the Company owes the Parent $96,921 and Headlands Technologies, LLC, an affiliated company, $63,814, for reimbursable expenses.

5. Subsequent Events

No subsequent events or transactions have occurred through the date the financial statements were issued that would have materially affected the financial statements as presented herein.

Supplemental Information

Headlands Global Markets, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2013

Net capital		
Total member's capital	$	996,704
Less nonallowable assets (other assets)		6,108
Net capital	$	990,596
Required net capital		
Greater of:		
6-2/3% of aggregate indebtedness or	$	11,101
Minimum dollar net capital requirement of $100,000		100,000
Net capital requirement	$	100,000
Excess net capital	$	890,596
Net capital in excess of 120% of minimum requirement	$	870,596
Aggregate indebtedness:		
Payable to Parent	$	96,921
Payable to affiliate		63,814
Accrued expenses		5,787
Total aggregate indebtedness	$	166,522
Percentage of aggregate indebtedness to net capital		16.81%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2013, unaudited Focus Part II A report.

Headlands Global Markets, LLC

Statement Regarding SEC Rule 15c3-3

December 31, 2013

The Company is not exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not transact a business in securities with, or for any person, defined as a "customer" pursuant to Rule 17a-5(c)(4) and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g) (1)

The Member
Headlands Global Markets, LLC

In planning and performing our audit of the financial statements of Headlands Global Markets, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did review the practices and procedures followed by the Company, including any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2014
Chicago, Illinois